

Mail Stop 4631

May 19, 2010

By U.S. Mail and Facsimile

Mr. Bradley E. Hughes
Chief Financial Officer
Cooper Tire & Rubber Company
701 Lima Avenue
Findlay, OH 45840

>   **Re: Form 10-K for the Fiscal Year Ended December 31, 2009**
>   **Definitive Proxy Statement on Schedule 14A filed March 24, 2010**
>   **File No. 001-04329**

Dear Mr. Hughes:

We have reviewed your filings and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2009

 Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 17
2009 versus 2008, page 19

1.   In future filings, please quantify the material underlying components of the changes in your consolidated net sales, operating profit, other-net, and income tax provision. With respect to the discussion of your income tax provision, please also consider the changes in the material reconciling items in your rate reconciliation, as disclosed on page 48. See Section 501.04 of the Codification of Financial Reporting Policies for guidance.

Mr. Bradley E. Hughes
Cooper Tire & Rubber Company
May 19, 2010
Page 2

North American Tire Operations Segment, page 23
2009 versus 2008, page 23

2.   Please disclose in future filings the reason(s) that the North American Tire
        Operations segment's unit shipments of total light vehicle tires decreased by a
        greater percentage than that experienced by all members of the RMA and the total
        industry.

Critical Accounting Policies, page 29
Income Taxes, page 30

3.   You state that a full valuation allowance has been maintained against your net
        U.S. deferred tax position at December 31, 2009 since you "cannot assure the
        utilization of these assets before they expire." Additionally, on page 42, you
        disclose that a valuation allowance is recognized if it is "anticipated that some or
        all of a deferred tax asset may not be realized." In this regard, please revise your
        language in future filings to state, if true, that you provide a valuation allowance
        when it is "more likely than not" that some portion of your deferred tax asset may
        not be realized. See FASB ASC 740-10-30-5(e).

Item 8. Financial Statements and Supplementary Data, page 34

Consolidated Statements of Stockholders' Equity, page 37

4.   Please confirm to us that there are no other comprehensive income (loss) items
        related to your non-controlling shareholders' interests in consolidated
        subsidiaries. Please also address why there appears to be no currency translation
        adjustment for Cooper Chengshan. Please refer to FASB ASC 810-10-50-1A(c)
        for guidance.

Note 1 – Significant Accounting Policies, page 39
Earnings (Loss) Per Common Share, page 41

5.   Please tell us whether your restricted stock units and performance based units are
        participating securities. If so, please confirm to us that your computation of basic
        EPS includes these participating securities and revise future filings to provide the
        disclosures as indicated in FASB ASC 260-10-45-59A through 45-60B.

Warranties, page 43

6.   In future filings, please provide your warranty rollforward for each period for
        which an income statement is presented, as required by FASB ASC 460-10-50-
        8(c). You indicated in your letter dated January 23, 2008 that you would provide
        such disclosure in future filings.

Note 16 – Restructuring, page 63

7.	In future filings, to better clarify your restructuring activities, please consider providing the disclosures required by FASB ASC 420-10-50(b) in tabular form.

Note 18 – Contingent Liabilities, page 65
Cooper Chengshan Acquisition, page 66

8.	Please supplementally explain to us and revise future filings to clarify how you account for your minority interest partner's right to sell, and your obligation to purchase, the remaining 49% of Cooper Chengshan at a minimum price of $62.7 million. Identify the authoritative literature which supports your accounting.

Item 9A. Controls and Procedures, page 73
(a) Evaluation of Disclosure Controls and Procedures, page 73

9.	We note that your conclusion that your disclosure controls and procedures were "effective." However, your disclosure does not provide the correct definition of "disclosure controls and procedures" as defined in Rules 13a-15(e) or 15d-15(e) of the Exchange Act. In this regard, please confirm to us that your disclosure controls and procedures are effective to ensure that information required to be disclosed by you in the reports that you file or submit under the Act are recorded, processed, summarized and reported, within the time periods specified in the Commission's rules and forms and are accumulated and communicated to your management, including your principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure. Additionally, please revise future filings to include the correct definition of disclosure controls and procedures or state that your disclosure controls and procedures are effective, or not effective, without defining them.

Definitive Proxy Statement on Schedule 14A filed March 24, 2010

General

10.	We note that you have not included any disclosure in response to the new Item 402(s) of Regulation S-K. Please advise us of the basis for your conclusion that the disclosure is not necessary and describe the process you undertook to reach that conclusion.

2009 Annual Cash Incentive Awards Reflect our Financial Performance, page 30

11.   Please tell us supplementally, with a view toward clarifying disclosure in future filings, how the board determines whether the target or maximum incentive will be paid. For example, is there a formula or a separate goal set for maximum incentive payout that determines this or is this in the board's discretion to determine?

2009 Summary Compensation Table, page 39

12.   Please tell us supplementally why the grant date fair value of the stock awards reflected in the table does not reconcile with the amounts you disclose in note (4) to the table.

Nominating and Governance Committee, page 60

13.   We note disclosure on page 61 that you have no formal policy with regard to the consideration of diversity, but that how a nominee contributes to diversity is "considered" by both the Nominating and Governance Committee and the Board. Supplementally, and with a view toward future disclosure, please elaborate on how the committee and board consider diversity in identifying nominees for director.

*   *   *

        Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a response letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please furnish your response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in their filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Errol Sanderson, Financial Analyst, at (202) 551-3746, or Pamela Long, Assistant Director at (202) 551-3765, if you have any questions regarding comments on legal matters. If you have any questions regarding financial statements or related matters, you may contact Dale Welcome, Staff Accountant, at (202) 551-3865, Jeanne Baker, Assistant Chief Accountant, at (202) 551-3691 or, in their absence, to the undersigned at (202) 551-3689.

Sincerely,

John Hartz
Senior Assistant Chief Accountant